Listing Information

Markets in which our shares are traded

We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). American depositary shares (ADSs), each representing five shares, have been issued by The Bank of New York as depositary and are listed on the New York Stock Exchange (NYSE).

The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS), which is a fully computerised system.

Trading on SEATS takes place each business day between the hours of 10:00am and 4:05pm, Australian Eastern Standard Time or Australian Eastern Standard Summer Time. At 4:05pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.

Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in Telstra.

Subsequently on 18 October 1999 the Commonwealth sold an additional 16.6% of its shares in Telstra.

Price history of our securities

The following tables give the price history of our securities.

Table A shows the high and low closing prices for shares and ADSs:

    highest and lowest closing sale prices for shares as derived from the daily official list of the ASX; and
    highest and lowest closing sale prices of ADSs quoted on the NYSE.

Table A(1) - High and low closing price for shares and ADSs - on an annual basis - for a period of five years or time of trading if less than five years
	A$ per share		US$ per ADS(1)
Period	High	Low	High	Low
Fiscal 2000	9.16	6.50	29.69	18.38

Fiscal 2001	7.44	5.31	22.00	13.85

Fiscal 2002	5.68	4.48	14.85	12.10
(1) Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represented 5 ordinary shares.

Table A(2) - High and low closing price for shares and ADSs - on a quarterly basis for the two most recent full financial years
	A$ per share		US$ per ADS(1)
Period	High	Low	High	Low

2000
1 January - 31 March	8.71	7.18	27.31	22.81
1 April -30 June	7.77	6.50	23.50	18.38
1 July - 30 September	7.44	5.65	22.00	15.75
1 October - 31 December	6.94	5.84	18.13	15.38

2001
1 January - 31 March	7.19	6.28	19.81	15.61
1 April -30 June	6.92	5.31	17.55	13.85
1 July - 30 September	5.42	4.67	13.90	12.10
1 October - 31 December	5.54	4.83	14.20	12.25

2002
1 January - 31 March	5.68	5.16	14.85	13.47
1 April -30 June	5.37	4.48	14.57	12.60

(1) Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represented 5 ordinary shares.

Table B shows for the most recent six months, the high and low market prices for each month.
	A$ per share		US$ per ADS(1)
Period	High	Low	High	Low

2002
March	5.68	5.20	14.85	13.75
April	5.37	4.99	14.57	13.45
May	5.03	4.69	13.66	12.60
June	4.75	4.48	13.68	12.74
July	4.93	4.74	13.85	12.85
August	4.98	4.72	13.75	12.51

(1) Each ADS represented 5 ordinary shares

There were 6,420,604,706 shares issued and available for trading on the market at 30 June 2002. This does not include those shares held by the Commonwealth. At that date 3,505,560 ADSs (equivalent to 17,527,800 shares) were held by 14 record holders.

The closing price for our shares on the ASX on 19 September 2002 was A$4.80 and the closing price for our ADSs on the New York stock exchange was US$13.27.